Exhibit 99.1

EARLY WARNING REPORT

FILED UNDER NATIONAL INSTRUMENT 62-103

1. Name and address of the offeror

Emera Incorporated (“Emera”)

1223 Lower Water St.

Halifax, Nova Scotia

B3J 3S8

2. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On February 6 and 14, 2013 Emera exchanged certain previously acquired subscription receipts into an aggregate 11,263,016 common shares of Algonquin Power & Utilities Corp. (“Algonquin”).

The subscription receipts were issued in three tranches, in connection with two separate transactions. The first tranche, consisting of 3,421,000 subscription receipts exchangeable at a price of C$4.72 per common share, was acquired in connection with the previously announced sale to Algonquin of the 49.999% interest held by Emera in California Pacific Electric Company, LLC. This tranche was exchanged on February 14, 2013. The second and third tranches, consisting of 2,614,005 and 5,228,011 subscription receipts for an aggregate 7,842,016 subscription receipts, all of which are exchangeable at a price of C$5.74 per common share, were acquired in connection with the previously announced acquisition by Algonquin’s power generation subsidiary of a 51% interest in a 480 MW U.S. wind power portfolio. The tranche consisting of 2,614,005 subscription receipts was exchanged on February 6, 2013 and the remaining tranche was exercised on February 14, 2013.

The 11,263,016 common shares represent approximately 6.0% of Algonquin’s issued and outstanding common shares as at February 5, 2013 (or 5.6% of Algonquin’s issued and outstanding common shares after giving effect to the exchange of the subscription receipts).

3. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file a news release.

In addition to the 11,263,016 common shares acquired on exchange of the three tranches, Emera owns 34,903,750 previously acquired common shares of Algonquin, representing a current ownership position of 46,166,766 common shares, or approximately 23.0% of Algonquin’s issued and outstanding shares.

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4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

i) the offeror, either alone or together with joint actors, has ownership and control,

See paragraph 3.

ii) the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

Not applicable.

(iii) the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The 11,263,016 common shares were issued on a private placement basis.

6. The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

The first tranche of 3,421,000 common shares were issued at a subscription price of C$4.72 per common share, for an aggregate subscription price of C$16,147,120.00.

The second and third tranches of an aggregate 7,842,016 common shares were issued for a subscription price of C$5.74 per common share, for an aggregate subscription price of C$45,013,171.84

7. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The 11,263,016 common shares were acquired on the exchange of previously acquired subscription receipts.

The common shares have been acquired for investment purposes only, and Emera has no intention of acquiring control of Algonquin. Depending upon relevant economic, market or business conditions prevailing from time to time, Emera may determine to acquire or to dispose of common shares of Algonquin in TSX traded or privately negotiated transactions or otherwise. Under the 2009 Subscription Agreement and Strategic

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Investment Agreement discussed in paragraph 8 below, Emera has agreed not to acquire any additional securities of Algonquin except in accordance with such agreements. These agreements also contain certain restrictions on the voting and transfer of common shares held by Emera.

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

On April 29, 2011 Emera and Algonquin entered into a strategic investment agreement (the “Strategic Investment Agreement”) in respect of the pursuit of investment opportunities of mutual benefit. Under the Strategic Investment Agreement, where Algonquin pursues an investment opportunity developed in conjunction with Emera and wishes to issue additional common shares (or securities convertible into common shares) in connection with such opportunity, Emera has a right of first refusal to subscribe for up to 100% of such additional common shares (or securities convertible into common shares) in an amount that would bring Emera’s holdings of Algonquin common shares to a maximum of 25% of Algonquin common shares issued and outstanding, subject to any approvals required under applicable laws (including the rules of the Toronto Stock Exchange (“TSX”)). Emera also has the right under the Strategic Investment Agreement to purchase additional common shares through the public markets in connection with the pursuit of investment opportunities under the Strategic Investment Agreement if Algonquin does not effect an equity issuance in connection with such opportunity, or elects to fund the investment with debt. In such an instance, Emera has the right to purchase additional common shares through the public markets in an aggregate number of shares equal to or less than the lesser of: (i) the amount that would result in its holdings being equal to 25% of the common shares issued and outstanding or (ii) the number of shares equal to 50% of the aggregate investment made by Algonquin divided by the average closing price of the common shares for the 20 days preceding the investment.

The Strategic Investment Agreement and a prior subscription agreement dated April 22, 2009, as amended (the “2009 Subscription Agreement”) contain certain restrictions on the transfer of common shares by Emera and requirements with respect to the voting of common shares held by Emera (which restrictions and requirements are described in Algonquin’s Management Information Circular dated May 18, 2011). The 2009 Subscription Agreement also provides for a standstill period expiring January 1, 2014, during which Emera may not acquire any additional Algonquin securities except in accordance with the 2009 Subscription Agreement. The Strategic Investment Agreement further provides that any permitted acquisitions under that later agreement constitute an exception to Emera’s standstill obligations under the 2009 Subscription Agreement.

9. The names of any joint actors in connection with the disclosure required by this form.

Not applicable.

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10. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the offeror.

See paragraph 6.

11. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

12. If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED February 19, 2013

EMERA INCORPORATED

By:	“Stephen D. Aftanas”
Stephen D. Aftanas
Corporate Secretary

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